SECURITIES AND EXCHANGE COMMISSION
                                          Washington, D.C.  20549






                                                 FORM 11-K



                                 ANNUAL REPORT PURSUANT TO SECTION 15(d)
                               OF THE SECURITIES EXCHANGE ACT OF 1934
                             For the fiscal year ended December 31, 1993

                                                    OR


                                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                                  OF THE SECURITIES EXCHANGE ACT OF 1934







                                          Full title of the Plan:

                   GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN






Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                             GATX Corporation

                           500 West Monroe Street, Chicago, Illinois  60661-3676
                                               312/621-6200

                                                SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                 GATX CORPORATION SALARIED
                                             EMPLOYEES RETIREMENT SAVINGS PLAN
                                                       (Name of Plan)




                                             By:     /s/James A. Herbert
                                                  --------------------------
                                                        James A. Herbert
                                                       Plan Administrator


Dated:  March 30, 1994

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS FOR ANNUAL REPORT ON FORM 11-K

December 31, 1993





The following financial data are submitted herewith:

   Report of Independent Auditors .............................  3

   Consent of Independent Auditors ............................  4

   Statements of Financial Condition ..........................  5

   Statements of Income and Changes in
     Participants' Equity .....................................  7

   Notes to Financial Statements .............................. 10

All schedules have been omitted because the information required therein is included in the financial statements and notes thereto.

REPORT OF INDEPENDENT AUDITORS




Benefits Committee
GATX Corporation


We have audited the accompanying statements of financial condition of GATX Corporation Salaried Employees Retirement Savings Plan as of December 31, 1993 and 1992, and the related statements of income and changes in participants' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GATX Corporation Salaried Employees Retirement Savings Plan at December 31, 1993 and 1992, and the income and changes in participants' equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.




                                                               ERNST & YOUNG




Chicago, Illinois
March 30, 1994

CONSENT OF INDEPENDENT AUDITORS





We consent to the incorporation by reference in the following:
(i) Post Effective Amendment No. 1 to Registration Statement No. 2-69135 on Form S-8, filed February 17, 1982; (ii) Registration Statement No. 2-92404 on Form S-8, filed July 26, 1984; (iii) Registration Statement No. 2-96593 on Form S-8, filed March 22, 1985; (iv) Registration Statement No. 33-38790 on Form S-8, filed February 1, 1991; and (v) Registration Statement No. 33-41007 on Form S-8 filed June 7, 1991 of GATX Corporation, pertaining to the GATX Corporation Salaried Employees Retirement Savings Plan, of our report dated March 30, 1994 with respect to the financial statements of GATX Corporation Salaried Employees Retirement Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 1993.



                                                               ERNST & YOUNG




Chicago, Illinois
March 30, 1994

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF FINANCIAL CONDITION
December 31, 1993
                                                                                                   ASSURED
                                                                                                  INCOME AND
                                                                              GATX STOCK           ANNUITY
                                                     EQUITY                 (NOTE D)             OPTION                 BALANCED
ASSETS
Investments at current value - Note C:
  GATX Corporation Common Stock                                           $26,226,144
  Harris Trust and Savings Bank
   Trust for Collective Investment
   of Employee Benefit Accounts                   $7,088,017
  Metropolitan Life Group Annuity
   Contract Nos. 11796-5 and 12518                                                            $10,293,352
  Banker's Trust Pyramid GIC Fund                                                              17,421,990
  Phillips Petroleum Company Common Stock
  Jennison Balanced Fund                                                                                               $1,993,495
  Putnam Voyager Fund
                                                   ----------              -----------         -----------              ----------
    Subtotal                                       7,088,017               26,226,144          27,715,342               1,993,495

  Loans to participants
  Cash                                               105,503                  468,716             365,808                     602
  Net Receivable/(Payable)                          (111,256)                 112,112            (382,186)                196,864
                                                   ----------              -----------         -----------              ----------
       TOTAL ASSETS                               $7,082,264              $26,806,972         $27,698,964              $2,190,961
                                                   ==========              ===========         ===========              ==========

PARTICIPANTS' EQUITY                              $7,082,264              $26,806,972         $27,698,964              $2,190,961
                                                   ==========              ===========         ===========              ==========

See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF FINANCIAL CONDITION
December 31, 1993
                                                                          PHILLIPS
                                                                          PETROLEUM
                                                                           COMPANY            EMPLOYEE
                                                 EQUITY GROWTH           SECURITIES             LOANS                    TOTAL
ASSETS
Investments at current value - Note C:
  GATX Corporation Common Stock                                                                                       $26,226,144
  Harris Trust and Savings Bank
   Trust for Collective Investment
   of Employee Benefit Accounts                                                                                         7,088,017
  Metropolitan Life Group Annuity
   Contract Nos. 11796-5 and 12518                                                                                     10,293,352
  Banker's Trust Pyramid GIC Fund                                                                                      17,421,990
  Phillips Petroleum Company Common Stock                                $30,972                                           30,972
  Jennison Balanced Fund                                                                                                1,993,495
  Putnam Voyager Fund                            $2,818,925                                                             2,818,925
                                                 ----------              -------             ----------               -----------
    Subtotal                                      2,818,925               30,972                                       65,872,895

  Loans to participants                                                                      $2,881,156                 2,881,156
  Cash                                                  683                2,515                                          943,827
  Net Receivable/(Payable)                          380,860                                                               196,394
                                                 ----------              -------             ----------               -----------
       TOTAL ASSETS                              $3,200,468              $33,487             $2,881,156               $69,894,272
                                                 ==========              =======             ==========               ===========

PARTICIPANTS' EQUITY                             $3,200,468              $33,487             $2,881,156               $69,894,272
                                                 ==========              =======             ==========               ===========


See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF FINANCIAL CONDITION
December 31, 1992


                                                                                                                  ASSURED INCOME
                                             FIXED                                         GATX STOCK                  AND
                                            INCOME                  EQUITY                  (NOTE D)              ANNUITY OPTION
ASSETS
Investments at current value - Note C:
  GATX Corporation Common Stock                                                           $20,188,694
  Harris Trust and Savings Bank
   Trust for Collective Investment
   of Employee Benefit Accounts            $2,700,734              $6,021,598
  Metropolitan Life Group Annuity
   Contract Nos. 3873-2, 9852-0,
   9854-2, 11796-5 and 12518                                                                                      $21,011,250
  Banker's Trust Pyramid GIC Fund                                                                                   4,702,111
  Phillips Petroleum
   Company Common Stock
                                            ----------              ----------              -----------             -----------
    Subtotal                                2,700,734               6,021,598              20,188,694              25,713,361


  Loans to participants
  Cash (Overdraft)                             48,140                  99,539                 313,461                 100,984
  Net Receivable/(Payable)                      9,202                  41,803                (107,624)                 58,416
                                            ----------              ----------             -----------             -----------
       TOTAL ASSETS                        $2,758,076              $6,162,940             $20,394,531             $25,872,761
                                            ==========              ==========             ===========             ===========

PARTICIPANTS' EQUITY                       $2,758,076              $6,162,940             $20,394,531             $25,872,761
                                            ==========              ==========             ===========             ===========

See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF FINANCIAL CONDITION
December 31, 1992



                                              PHILLIPS PETROLEUM                           EMPLOYEE
                                              COMPANY SECURITIES                             LOANS                   TOTAL
ASSETS
Investments at current value - Note C:
  GATX Corporation Common Stock                                                                                   $20,188,694
  Harris Trust and Savings Bank
   Trust for Collective Investment
   of Employee Benefit Accounts                                                                                     8,722,332
  Metropolitan Life Group Annuity
   Contract Nos. 3873-2, 9852-0,
    9854-2, 11796-5 and 12518                                                                                      21,011,250
  Banker's Trust Pyramid GIC Fund                                                                                   4,702,111
  Phillips Petroleum
   Company Common Stock                       $   26,834                                                               26,834
                                              ----------                                  ----------              -----------
    Subtotal                                      26,834                                                           54,651,221


  Loans to participants                                                                   $2,491,029                2,491,029
  Cash (Overdraft)                                 1,256                                        (457)                 562,923
  Net Receivable/(Payable)                             4                                         336                    2,137
                                              ----------                                  ----------              -----------
       TOTAL ASSETS                           $   28,094                                  $2,490,908              $57,707,310
                                              ==========                                  ==========              ===========

PARTICIPANTS' EQUITY                          $   28,094                                  $2,490,908              $57,707,310
                                              ==========                                  ==========              ===========

See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
Year Ended December 31, 1993
                                                                                                    ASSURED
                                                                                                  INCOME AND
                               FIXED                                                                ANNUITY
                               INCOME                 EQUITY               GATX STOCK               OPTION               BALANCED
CONTRIBUTIONS & INVESTMENT INCOME
 Contributions by GATX
  Corporation and subsidiaries                                              $ 1,725,817
 Salary deferrals by participant $188,426            $  804,131                 735,446            $ 2,725,490           $  177,526
 Rollover contributions
  by participants                   9,333                11,124                  11,965                 32,666               15,776
 Dividend income                                        184,630                 874,613
 Interest income                  130,603                   832                   4,954              2,101,305                  174
 Gain on sale
  of investments--Note C          278,154                48,174                 547,593                                         157
                                -----------            ----------             -----------            -----------         ----------
       TOTAL CONTRIBUTIONS
        AND INVESTMENT INCOME     606,516             1,048,891               3,900,388              4,859,461              193,633
                                -----------            ----------             -----------            -----------         ----------
NET TRANSFERS
 AUTHORIZED BY PARTICIPANTS    (3,033,957)             (339,494)               (369,858)              (806,591)           1,905,267
UNREALIZED (DECREASE) INCREASE
 IN CURRENT VALUE OF INVESTMENTS (109,013)              389,966               4,091,453                                      70,097
WITHDRAWALS BY PARTICIPANTS      (181,892)             (143,436)             (1,137,412)            (2,096,884)              (5,221)
LOANS TO PARTICIPANTS             (83,140)             (175,805)               (326,816)            (1,044,104)             (15,916)
LOAN REPAYMENTS BY PARTICIPANTS    43,410               139,202                 254,687                914,321               43,101
                                -----------            ----------             -----------            -----------         ----------
                               (3,364,592)             (129,567)              2,512,054             (3,033,258)           1,997,328
                                -----------            ----------             -----------            -----------         ----------
       (DECREASE) INCREASE IN
        PARTICIPANTS' EQUITY   (2,758,076)              919,324               6,412,442              1,826,203            2,190,961

Participants' equity
 at January 1, 1993             2,758,076             6,162,940              20,394,531             25,872,761                    0
                                -----------            ----------             -----------            -----------         ----------
       PARTICIPANTS' EQUITY
        AT DECEMBER 31, 1993  $         0            $7,082,264             $26,806,973            $27,698,964           $2,190,961
                                ===========            ==========             ===========            ===========          ==========

See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
Year Ended December 31, 1993
                                                                                        PHILLIPS
                                                                                        PETROLEUM
                                                                                         COMPANY            EMPLOYEE
                                                              EQUITY GROWTH            SECURITIES             LOANS      TOTAL
CONTRIBUTIONS & INVESTMENT INCOME
 Contributions by GATX
  Corporation and subsidiaries                                                                                          $ 1,725,817
 Salary deferrals by participants                             $  257,464                                                  4,888,483
 Rollover contributions
  by participants                                                 16,199                                                     97,063
 Dividend income                                                                       $ 1,196                            1,060,439
 Interest income                                                     159                    58            $   230,917     2,469,002
 Gain on sale
   of investments--Note C                                         105,142                                                   979,220
                                                              ----------               -------            -----------    -----------
       TOTAL CONTRIBUTIONS
        AND INVESTMENT INCOME                                    378,964                 1,254                230,917    11,220,024
                                                              ----------               -------            -----------    -----------
NET TRANSFERS
 AUTHORIZED BY PARTICIPANTS                                    2,644,633
UNREALIZED (DECREASE) INCREASE
 IN CURRENT VALUE OF INVESTMENTS                                 137,412                 4,139                            4,584,054
WITHDRAWALS BY PARTICIPANTS                                      (24,489)                                     (27,781)   (3,617,115)
LOANS TO PARTICIPANTS                                            (17,859)                                   1,663,640
LOAN REPAYMENTS BY PARTICIPANTS                                   81,807                                   (1,476,528)
                                                              ----------               -------            -----------    -----------
                                                               2,821,504                 4,139                159,331       966,939
                                                              ----------               -------            -----------    -----------
       (DECREASE) INCREASE IN
        PARTICIPANTS' EQUITY                                   3,200,468                 5,393                390,248    12,186,963

Participants' equity
 at January 1, 1993                                                    0                28,094              2,490,908    57,707,310
                                                              ----------               -------            -----------   -----------
       PARTICIPANTS' EQUITY
        AT DECEMBER 31, 1993                                  $3,200,468               $33,487            $ 2,881,156   $69,894,273
                                                              ==========               =======            ===========    ===========

See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
Year Ended December 31, 1992
                                                                                                                 ASSURED
                                                                                                                INCOME AND
                                           FIXED                                                                 ANNUITY
                                          INCOME                 EQUITY               GATX STOCK                  OPTION
CONTRIBUTIONS & INVESTMENT INCOME
 Contributions by GATX
  Corporation and subsidiaries                                                        $1,580,222
 Salary deferrals by participants       $ 338,420             $  703,801                713,666                 $2,581,154
 Rollover contributions
  by participants                           3,680                 12,164                 16,833                     18,586
 Dividend income                                                  163,406                731,975
 Interest income                          158,683                    774                  9,180                  2,099,881
 Gain on sale of
  investments -- NOTE C                    14,653                 16,480                 69,657
                                        ----------             ----------            -----------               ------------
       TOTAL CONTRIBUTIONS
        AND INVESTMENT INCOME              515,436                896,625              3,121,533                  4,699,621
                                        ----------             ----------            -----------               ------------
NET TRANSFERS
AUTHORIZED BY PARTICIPANTS                (130,478)               328,514                768,063                   (528,279)
UNREALIZED (DECREASE) INCREASE
 IN CURRENT VALUE OF INVESTMENTS           (47,118)               253,185              2,688,753
WITHDRAWALS BY PARTICIPANTS                (82,495)              (415,608)              (490,877)                (1,202,272)
LOANS TO PARTICIPANTS                      (85,788)              (208,444)              (247,394)                (1,120,962)
LOAN REPAYMENTS BY PARTICIPANTS             71,818                161,664                241,000                    745,387
                                          ----------             ----------            -----------               ------------
                                          (274,061)               119,311              2,959,545                 (2,106,126)
                                          ----------             ----------            -----------               ------------
       INCREASE (DECREASE) IN
        PARTICIPANTS' EQUITY               241,375              1,015,936              6,081,078                  2,593,495

Participants' Equity
  at January 1, 1992                     2,516,701              5,147,004             14,313,453                 23,279,266
                                         ----------             ----------            -----------               ------------
       PARTICIPANTS' EQUITY
               AT DECEMBER 31, 1992     $2,758,076             $6,162,940            $20,394,531               $ 25,872,761
                                         ==========             ==========            ===========               ============

See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
Year Ended December 31, 1992
                                                                                         PHILLIPS
                                                                                         PETROLEUM
                                                                  CURRENT                 COMPANY           EMPLOYEE
                                                                   YIELD                SECURITIES            LOANS      TOTAL
CONTRIBUTIONS & INVESTMENT INCOME
 Contributions by GATX
  Corporation and subsidiaries                                                                                           $1,580,222
 Salary deferrals by participants                                $  22,901                                                4,359,942
 Rollover contributions
  by participants                                                                                                            51,263
 Dividend income                                                                        $  1,028                            896,409
 Interest income                                                    13,373                   238           $  212,434     2,494,563
 Gain on sale of
   investments -- NOTE C                                                                        6                           100,796
                                                                 ---------              --------           ----------   -----------
       TOTAL CONTRIBUTIONS
        AND INVESTMENT INCOME                                       36,274                 1,272              212,434     9,483,195
                                                                 ---------              --------           ----------   -----------
NET TRANSFERS
AUTHORIZED BY PARTICIPANTS                                        (437,820)                                                       -
UNREALIZED (DECREASE) INCREASE
 IN CURRENT VALUE OF INVESTMENTS                                                             911                          2,895,731
WITHDRAWALS BY PARTICIPANTS                                        (14,788)                                   (33,000)   (2,239,040)
LOANS TO PARTICIPANTS                                               (9,912)                                 1,672,500             -
LOAN REPAYMENTS BY PARTICIPANTS                                      2,193                                 (1,222,062)            -
                                                                 ---------              --------           ----------    -----------
                                                                  (460,327)                  911              417,438       656,691
                                                                 ---------              --------           ----------    -----------
       INCREASE (DECREASE) IN
        PARTICIPANTS' EQUITY                                      (424,053)                2,183              629,872    10,139,886

Participants' Equity
  at January 1, 1992                                               424,053                25,911            1,861,036    47,567,424
                                                                 ---------              --------           ----------    -----------
       PARTICIPANTS' EQUITY
        AT DECEMBER 31, 1992                                     $       0              $ 28,094           $2,490,908   $57,707,310
                                                                 =========              ========           ==========   ===========

See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
Year Ended December 31, 1991
                                                                                                                 ASSURED
                                                                                                                INCOME AND
                                           FIXED                                                                 ANNUITY
                                          INCOME                 EQUITY               GATX STOCK                  OPTION
CONTRIBUTIONS & INVESTMENT INCOME
 Contributions by GATX
  Corporation and subsidiaries                                                       $ 1,485,643
 Salary deferrals by participants       $   304,969            $   547,628               543,640               $ 2,591,953
 Rollover contributions
  by participants                            39,680                 16,762                20,555                    43,426
 Dividend income                                                    66,335               568,842
 Interest income                             66,569                  3,735                 8,363                 1,979,594
 Gain on sale
  of investments--Note C                  1,355,011              2,579,564               518,476
                                        -----------            -----------           -----------               -----------
       TOTAL CONTRIBUTIONS
       AND INVESTMENT INCOME              1,766,229              3,214,024             3,145,519                 4,614,973
                                        -----------            -----------           -----------               -----------
NET TRANSFERS
 AUTHORIZED BY PARTICIPANTS                 (61,936)               396,294            (1,123,537)                  818,403
UNREALIZED (DECREASE) INCREASE
 IN CURRENT VALUE OF INVESTMENTS         (1,082,177)            (1,557,764)              872,289
WITHDRAWALS BY PARTICIPANTS                (270,552)              (178,029)           (1,058,373)               (1,269,361)
LOANS TO PARTICIPANTS                      (118,635)              (155,868)             (124,721)                 (846,243)
LOAN REPAYMENTS BY PARTICIPANTS              44,271                 99,875               110,168                   642,279
                                         -----------            -----------           -----------               -----------
                                         (1,489,029)            (1,395,492)           (1,324,174)                 (654,922)
                                         -----------            -----------           -----------               -----------
       INCREASE (DECREASE) IN
        PARTICIPANTS' EQUITY                277,200              1,818,532             1,821,345                 3,960,051

Participants' equity
 at January 1, 1991                       2,239,501              3,328,472            12,492,108                19,319,215
                                         -----------            -----------           -----------               -----------
       PARTICIPANTS' EQUITY
        AT DECEMBER 31, 1991            $ 2,516,701            $ 5,147,004           $14,313,453               $23,279,266
                                         ===========            ===========           ===========               ===========

See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
Year Ended December 31, 1991
                                                                                         PHILLIPS
                                                                                         PETROLEUM
                                                                  CURRENT                 COMPANY        EMPLOYEE
                                                                   YIELD                SECURITIES         LOANS           TOTAL
CONTRIBUTIONS & INVESTMENT INCOME
 Contributions by GATX
  Corporation and subsidiaries                                                                                          $ 1,485,643
 Salary deferrals by participants                                $ 60,699                                                 4,048,889
 Rollover contributions
  by participants                                                   2,891                                                   123,314
 Dividend income                                                                        $   860                             636,037
 Interest income                                                   24,505                   937         $  170,522        2,254,225
 Gain on sale
  of investments--Note C                                                                                                  4,453,051
                                                                 --------               -------         ----------      -----------
       TOTAL CONTRIBUTIONS
       AND INVESTMENT INCOME                                       88,095                 1,797            170,522       13,001,159
                                                                 --------               -------         ----------      -----------
NET TRANSFERS
 AUTHORIZED BY PARTICIPANTS                                       (29,224)                                                        -
UNREALIZED (DECREASE) INCREASE
 IN CURRENT VALUE OF INVESTMENTS                                                         (1,823)                         (1,769,475)
WITHDRAWALS BY PARTICIPANTS                                       (33,975)                                 (88,939)      (2,899,229)
LOANS TO PARTICIPANTS                                             (16,032)                               1,261,499                -
LOAN REPAYMENTS BY PARTICIPANTS                                     6,817                                 (903,410)               -
                                                                 --------               -------         ----------       -----------
                                                                  (72,414)               (1,823)           269,150       (4,668,704)
                                                                 --------               -------         ----------       -----------
       INCREASE (DECREASE) IN
        PARTICIPANTS' EQUITY                                       15,681                   (26)           439,672        8,332,455

Participants' equity
 at January 1, 1991                                               408,372                25,937          1,421,364       39,234,969
                                                                 --------               -------         ----------      -----------
       PARTICIPANTS' EQUITY
        AT DECEMBER 31, 1991                                     $424,053               $25,911         $1,861,036      $47,567,424
                                                                 ========               =======         ==========      ===========

See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1993


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Investments are recorded at market or redemption value.

All costs and expenses incurred with regard to the purchase and sale of investments are borne by the GATX Corporation Salaried Employees Retirement Savings Plan (the Plan) and are included in the realized gain (loss) on sale of investments. Administrative and general expenses are paid by GATX Corporation.


NOTE B--DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan and was established to afford employees an opportunity to save systematically for retirement. The Plan is open to each eligible salaried employee of GATX, and each of its domestic subsidiaries which adopts or has adopted the Plan upon authorization by GATX, who has six months of service credit and has completed an enrollment form prior to one of the semi-annual enrollment dates of January 1st and July 1st.

A participant may contribute to the Plan from 1% to 15% of his or her compensation as defined by the Plan. GATX and its electing subsidiaries contribute an amount up to but not more than 50%, as determined from time to time by GATX, of the amount contributed by each participant but not to exceed 3% of the participant's compensation as defined by the Plan. Company contributions are invested in GATX Common Stock and short-term investments. All contributions are made in cash and deposited monthly. Contributions by participants are made by means of salary deferral and are fully vested as to employer contributions.

After one year of participation in the Plan, active participants may obtain loans from the Plan. The maximum loan amount is subject to certain restrictions and each loan is secured by the participant's account balance.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1993


NOTE B--DESCRIPTION OF THE PLAN (Continued)

Participants may elect to have their contributions invested in the Balanced Fund, Equity Fund, GATX Stock Fund, Assured Income and Annuity Option Fund, Equity Growth Fund, or in a combination of any of the funds in multiples of 10% in each fund selected. On July 1, 1993 the Balanced Fund and Equity Growth Fund were added as investment options. At that time the Fixed Income Fund was frozen and at December 31, 1993 eliminated. Any remaining assets in the Fixed Income Fund were transferred to the Assured Income and Annuity Option Fund. Employees participating in the Plan had invested in the available funds as follows (some having invested in more than one fund):

                                                                         December 31
                                                                      1993            1992
   Total employees participating                                      1,436          1,386

   Balanced Fund                                                        288              -
   Fixed Income Fund                                                      -            407
   Equity Fund                                                          500            574
   GATX Stock Fund                                                      542            638
   Assured Income and Annuity Option Fund                             1,069          1,162
   Equity Growth Fund                                                   404              -

As a result of a previous acquisition by GATX, rollover contributions, consisting of shares of common stock of Phillips Petroleum Company, were received by the Plan in 1979. As of December 31, 1993, one employee is participating in this Fund. Further contributions to the Fund are not allowed.

GATX intends this Plan to be permanent but reserves the right at any time to modify, amend, or terminate this Plan, including the right to suspend or permanently discontinue employer contributions upon 30 days prior notice to participants or to reduce (or increase but not to more than 50%) the rate of such contributions without notice. For the years ended December 31, 1993, 1992 and 1991, GATX's contribution rate was 50%.

Should the Plan terminate at some future date, its net assets will generally be available to provide participants their distributions in proportion to their allocable share of the Plan.

Effective August 1, 1991, the GATX Corporation Salaried Employees Retirement Savings Plan named Harris Trust and Savings Bank as trustee. Prior to that date, American National Bank had been plan trustee.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

December 31, 1993

NOTE C--INVESTMENTS

The cost of investments and number of shares or units held at December 31, 1993 and 1992 were as follows:
                                                  1993                                                     1992
                                          SHARES/                                                 SHARES/
                                           UNITS                     COST                          UNITS                 COST
GATX Corporation Common Stock Fund         643,586               $16,113,254                      609,470            $13,830,849
Harris Trust and Savings Bank Trust
 for Collective Investment of
 Employee Benefit Accounts:
  Fixed income fund                              -                         -                        3,429              2,591,721
  Equity fund                                7,463                 6,096,304                        6,975              5,419,852
Metropolitan Life Group Annuity
 Contract Nos. 3873-2, 9852-0,
 9854-2, 11796-5 and 12518                       -                10,293,353                            -             21,011,250
Bankers Trust Pyramid GIC Fund                   -                17,421,990                            -              4,702,111
Putnam Voyager Fund                        235,106                 2,681,513                            -                      -
Jennison Balanced Fund                   1,162,534                 1,923,398                            -                      -
Phillips Petroleum
  Company Common Stock                       1,068                    20,622                        1,068                 20,622
                                                                 -----------                                         -----------

                                                                 $54,550,434                                         $47,576,405
                                                                 ===========                                         ===========

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

December 31, 1993

NOTE C--INVESTMENTS--Continued




The realized gain on sale of investments is the difference between the proceeds received and the average cost of investments sold, including transaction costs, and was determined as follows:

                                                                         1993
                                                         AGGREGATE                AGGREGATE
                                                          PROCEEDS                   COSTS                   GAIN
GATX Corporation Common Stock Fund                       $1,675,391               $1,127,798              $  547,593
Harris Trust and Savings Bank
  Trust for Collective Investment
  of Employee Benefit Accounts:
    Fixed income fund                                     3,176,117                2,897,963                 278,154
    Equity fund                                             416,780                  368,606                  48,174
American National Multiple Fund
  Investment Trust for
  Employee Benefit Plans:
    Fixed income fund
    Equity fund
Jennison Balanced Fund                                        5,061                    4,904                     157
Putnam Voyager Fund                                         147,848                   42,706                 105,142
Phillips Petroleum Company Senior
Note Floating Rate Due 3/15/1997
Phillips Petroleum Company Senior
  Note Floating Rate Due 3/15/2000
                                                                                  ----------               ----------              -

                                                                                  $5,421,197               $4,441,977              $
                                                                                  ==========               ==========              =

(1)  The turnover in 1991 is largely due to the change in plan trustee from American National Bank to
Harris Trust and Savings Bank.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

December 31, 1993

NOTE C--INVESTMENTS--Continued




The realized gain on sale of investments is the difference between the proceeds received and the average cost of investments sold, including transaction costs, and was determined as follows:

                                                                                                  1992
                                                                                   AGGREGATE                AGGREGATE
                                                                                   PROCEEDS                   COST         GAIN

GATX Corporation Common Stock Fund                                                $  489,636               $  419,979    $   69,657
Harris Trust and Savings Bank
  Trust for Collective Investment
  of Employee Benefit Accounts:

  of Employee Benefit Accounts:
    Fixed income fund                                                                378,500                  363,847        14,653
    Equity fund                                                                      226,156                  209,676        16,480
American National Multiple Fund
  Investment Trust for
  Employee Benefit Plans:
    Fixed income fund
    Equity fund
Jennison Balanced Fund
Putnam Voyager Fund
Phillips Petroleum Company Senior
  Note Floating Rate Due 3/15/1997                                                     2,598                    2,584            14
  Phillips Petroleum Company Senior
  Note Floating Rate Due 3/15/2000                                                     1,993                    2,001            (8)
                                                                                  ----------               ----------     ----------

                                                                                  $1,098,883               $  998,087     $ 100,796
                                                                                  ==========               ==========     ==========

(1)  The turnover in 1991 is largely due to the change in plan trustee from American National Bank to
Harris Trust and Savings Bank.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

December 31, 1993

NOTE C--INVESTMENTS--Continued




The realized gain on sale of investments is the difference between the proceeds received and the average cost of investments sold, including transaction costs, and was determined as follows:

                                                                                                   1991
                                                                                   AGGREGATE              AGGREGATE
                                                                                     PROCEEDS                COST       GAIN

GATX Corporation Common Stock Fund                                                $1,389,045             $  870,569   $  518,476
Harris Trust and Savings Bank
  Trust for Collective Investment
  of Employee Benefit Accounts:
t
  of Employee Benefit Accounts:
    Fixed income fund                                                                 53,041                 51,204        1,837
    Equity fund
American National Multiple Fund
  Investment Trust for
  Employee Benefit Plans:
    Fixed income fund                                                              2,365,221              1,012,047    1,353,174(1)
    Equity fund                                                                    4,471,564              1,892,000    2,579,564(1)
Jennison Balanced Fund
Putnam Voyager Fund
Phillips Petroleum Company Senior
  Note Floating Rate Due 3/15/1997
Phillips Petroleum Company Senior
  Note Floating Rate Due 3/15/2000
                                                                                  ----------             ----------     ----------

                                                                                  $8,278,871             $3,825,820   $4,453,051
                                                                                  ==========             ==========    ==========

(1)  The turnover in 1991 is largely due to the change in plan trustee from American National Bank to
Harris Trust and Savings Bank.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

December 31, 1993


NOTE D--GATX COMMON STOCK

The balance in the GATX Stock Fund consisted of $19,659,385 of employer matching assets and $7,147,587 of employee contributed assets at December 31, 1993. As of December 31, 1992, these amounts were $14,768,098 and $5,626,433 respectively. The employer matching assets cannot be transferred from the GATX Stock Fund to other funds.


NOTE E--FEDERAL INCOME TAX STATUS

The Internal Revenue Service has issued a favorable determination letter with respect to the Plan that the Plan is a qualified profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code (the Code) and, therefore, is not subject to tax under present income tax laws. Amounts distributed from the Plan are taxed to the participants or their beneficiaries as provided by Section 402(a) of the Code. The amount of any distribution generally is taxable to the recipient and under certain circumstances may be treated, in part, as long-term capital gain or as ordinary income subject to special income averaging. Distributions to a participant prior to the attainment of age 59-1/2 generally are subject to an additional 10% tax, unless such distributions are rolled over into a similar plan of another employer, an individual retirement account, or are made in the form of a deferred annuity contract.























                                                   -14-